United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

October 14, 2022

Date of Report (Date of earliest event reported)

Blockchain Moon Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40922	86-1839124
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4651 Salisbury Road, Suite 400 Jacksonville, FL	32256
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (424) 262-6097

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	BMAQ	The Nasdaq Stock Market LLC

Redeemable Warrants, each exercisable for one-half of one share of Common Stock at an exercise price of $11.50	BMAQW	The Nasdaq Stock Market LLC

Rights, each to receive one-tenth of one share of Common Stock	BMAQR	The Nasdaq Stock Market LLC

Units, each consisting of one share of Common Stock, one Right and one Redeemable Warrant	BMAQU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry Into A Material Definitive Agreement.

On October 15, 2022, Blockchain Moon Acquisition Corp., a Delaware corporation (“BMAC”), announced that it executed a Business Combination Agreement (the “Business Combination Agreement”), dated as of October 14, 2022, with Malibu Parent Inc., a Delaware corporation (“New BMAC”), Hermosa Merger Sub LLC, a Delaware limited liability company (“Merger Sub”), and DLTx ASA, a Norwegian public limited liability company (“DLTx”) (the transactions contemplated by the Business Combination Agreement, the “Business Combination”). This Current Report on Form 8-K (or this “report”), provides a summary of the Business Combination Agreement and the other agreements entered into (and certain agreements to be entered into) in connection with the Business Combination. The descriptions of these agreements do not purport to be complete and are qualified in their entirety by the terms and conditions of such agreements or the forms thereof, as applicable, copies of which are filed as Exhibits 2.1, 10.1 and 10.2 hereto and are incorporated by reference herein.

Business Combination Agreement

The following description of the Business Combination Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is filed with this report as Exhibit 2.1, and the terms of which are incorporated herein by reference. Capitalized terms used but not otherwise defined herein will have the meanings given to them in the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about BMAC, New BMAC, Merger Sub or DLTx. In particular, the assertions embodied in the representations and warranties in the Business Combination Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, may be qualified by the schedules thereto, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Business Combination Agreement are not necessarily characterizations of the actual state of facts about BMAC, New BMAC, Merger Sub or DLTx at the time they were made or otherwise and should only be read in conjunction with the other information that BMAC makes publicly available in reports, statements and other documents filed with the Securities and Exchange Commission (the “SEC”).

The Business Combination Agreement sets forth the terms and conditions of the Business Combination, which includes, among other things, the consummation of the following transactions: (a) prior to the closing of the Business Combination (the “Closing”), DLTx will assign, contribute or otherwise convey certain assets to its subsidiaries such that, by the closing date, the subsidiaries of DLTx will hold all assets of the DLTx company group other than specific, enumerated assets and associated liabilities (the “Conveyances”), in accordance with a plan to be provided by DLTx to BMAC (the “Conveyance Plan”); (b) prior to the Closing, on the closing date, BMAC will merge with and into Merger Sub, with Merger Sub surviving (the “Merger”, and the effective time of the Merger, the “Effective Time”) as a direct subsidiary of New BMAC, and New BMAC will continue as the public company with (i) each outstanding share of common stock, $0.0001 par value, of BMAC (each, a “BMAC Common Share”), being automatically converted into the right of the holder thereof to receive one share of common stock, par value $0.0001 of New BMAC (each, a “New BMAC Common Share”), (ii) each outstanding right to receive one-tenth (1/10) of a BMAC Common Share upon the consummation of an initial business combination (“BMAC Right”) of BMAC being automatically exchanged for 1/10th of a share of a New BMAC Common Share upon the Closing without any further action by the holders of the BMAC Rights and (iii) each outstanding warrant of BMAC (“BMAC Warrant”) automatically ceasing to represent a right to acquire BMAC Common Shares and instead representing a right to acquire New BMAC Common Shares; (c) following the Effective Time, (i) New BMAC will amend and restate the pre-Closing certificate of incorporation of New BMAC in a form to be agreed by BMAC and DLTx, until thereafter changed or amended as provided therein or by applicable law and (ii) the board of directors of New BMAC will adopt the New BMAC bylaws in a form to be agreed by BMAC and DLTx; (d) following the Effective Time, at the Closing, New BMAC will acquire all of the subsidiaries of DLTx (the “Acquisition”) in exchange for New BMAC Common Shares, as described in more detail below; and (e) promptly following the Required Company Distribution Transaction Approval (as defined below), DLTx shall distribute to the Company Shareholders as of a record date to be on our about three business days following Closing their respective portion of the Adjusted Transaction Share Consideration (as defined below) (the “Distribution”). In connection with the Closing, New BMAC will change its name to DLTx Inc., which will continue as the public company following the consummation of the Business Combination.

Consideration

Under the terms of the Business Combination Agreement, the aggregate consideration to be paid to DLTx in connection with the Acquisition will be in the form of New BMAC Common Shares and will equal the Adjusted Transaction Share Consideration. “Adjusted Transaction Share Consideration” means an aggregate number of New BMAC Common Shares equal to (a) (i) $106,610,000 (less any Leakage since June 30, 2022, if any) (the “Equity Value”), divided by (ii) $10.00, minus (b) (i) the Earn Out Adjustment Share Amount (as defined below), if any, multiplied by (ii) the Exchange Ratio (as defined below).

The “Earn Out Adjustment Share Amount” means 6,000,000 or such lesser amount (which may be zero) to the extent the DLTx has complied in full with its obligation to issue an aggregate of 6,000,000 Company Shares prior to the Closing Date to certain individuals entitled thereto in accordance with Section 6.30 of the Business Combination Agreement.

The “Exchange Ratio” means a fraction equal to (a) the aggregate number of Equity Securities of DLTx outstanding as of immediately prior to the Closing on an as-converted-to-common-stock basis, divided by (b) the aggregate number of New BMAC Common Shares equal to the Adjusted Transaction Share Consideration.

The Closing

The Closing will occur as promptly as reasonably practicable, but in no event later than the third Business Day, following the satisfaction or, if permissible, waiver of the conditions to the Closing set forth in the Business Combination Agreement.

Stock Exchange Listing

Pursuant to the terms of the Business Combination Agreement, BMAC shall use its reasonable best efforts to (a) cause the New BMAC Common Shares to be issued in connection with the Business Combination to be approved for listing on the Nasdaq Global Market (“Nasdaq”), subject to official notice of issuance thereof and (b) satisfy any applicable initial listing requirements of Nasdaq, in each case, as promptly as reasonably practicable after the date of the Business Combination Agreement, and in any event prior to the Effective Time.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the parties thereto and in respect of the acquired DLTx subsidiaries with respect to, among other things, (a) entity organization, formation and authority, (b) capitalization, (c) authorization to enter into the Business Combination Agreement, (d) licenses and permits, (e) taxes, (f) financial statements, (g) real property, (h) material contracts, (i) title to assets, (j) absence of changes, (k) employee matters, (l) compliance with laws, (m) litigation, (n) transactions with affiliates and (o) regulatory matters.

Covenants

The Business Combination Agreement includes customary covenants of the parties with respect to the operation of their respective businesses prior to the consummation of the Business Combination and efforts to satisfy the conditions to consummation of the Business Combination. The Business Combination Agreement also contains additional covenants of the parties, including, among others, covenants providing for BMAC and DLTx to use their reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and parties to contracts with DLTx and its subsidiaries as set forth in the Business Combination Agreement necessary for the consummation of the Business Combination and to fulfill the conditions to the Business Combination, for the preparation and filing of a registration statement on Form S-4 with the SEC relating to the Business Combination, containing a prospectus and proxy statement of BMAC, for DLTx to convene extraordinary general meetings of its Company Shareholders in order to approve the Acquisition and, subsequently, the Distribution, for the parties to negotiate the final forms of certain ancillary documents for the Business Combination in good faith, and for the designation of the members of New BMAC’s classified board upon the Closing.

DLTx Exclusivity Restrictions

Pursuant to the terms of the Business Combination Agreement, from the date of the Business Combination Agreement to the Closing or, if earlier, the termination of the Business Combination Agreement in accordance with its terms, DLTx has agreed, among other things, not to, and to cause its representatives not to (i) solicit, initiate, encourage (including by way of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry proposal or offer (written or oral) relating to a Company Acquisition Proposal (as defined below), (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) prepare or make any filings with the SEC or any other governmental entity in connection with a public offering of any equity securities or other securities of any Group Company (or any affiliate or successor of any Group Company); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person to do or seek to do any of the foregoing.

A “Company Acquisition Proposal” means (a) any direct or indirect acquisition, in one or a series of transactions, (i) of or with DLTx or any of its controlled Affiliates or (ii) of all or a material portion of assets, Equity Securities or businesses of DLTx or any of its controlled Affiliates (in the case of each of clause (i) and (ii), whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities, purchase of assets, tender offer or otherwise), or (b) any equity or similar investment in DLTx or any of its controlled Affiliates.

BMAC Exclusivity Restrictions

Pursuant to the terms of the Business Combination Agreement, from the date of the Business Combination Agreement to the Effective Time or, if earlier, the termination of the Business Combination Agreement in accordance with its terms, BMAC has agreed among other things, to the extent not inconsistent with the fiduciary duties of the BMAC Board, not to, and to cause its representatives not to, (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) relating to a BMAC Acquisition Proposal (as defined below), (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, a BMAC Acquisition Proposal; (iii) enter into any contract or other arrangement or understanding regarding a BMAC Acquisition Proposal; or (iv) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person (other than any DLTx subsidiary) to do or seek to do any of the foregoing.

A “BMAC Acquisition Proposal” means any direct or indirect acquisition (or other business combination), in one or a series of related transactions, by BMAC (a) of or with an unaffiliated entity or (b) of all or a material portion of the assets, equity securities or businesses of an unaffiliated entity (in the case of each of clause (a) and (b), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, purchase of assets, tender offer or otherwise), other than with DLTx and its representatives.

Due Diligence Investigation and Renegotiation or Reconsideration Period

Following the signing of the Business Combination Agreement, BMAC will have a period ending on the later of (x) 30 days following the signing of the Business Combination Agreement and (y) five days following DLTx’s delivery of certain required PCAOB-compliant audited financial statements to complete its due diligence review of the DLTx business (the “Diligence Period”). Any any time prior to the expiration of the Diligence Period, BMAC may notify DLTx in writing (a “Diligence Deficiency Notice”) that it intends to terminate the Business Combination Agreement as a result of its due diligence investigation (including as a result of the Conveyance Plan and/or any updates to the disclosure schedules delivered by DLTx). BMAC may, in its sole discretion, propose a revised Equity Value, or such other amended or additional terms, on which BMAC would be willing to consummate the Business Combination.

No later than three Business Days after its receipt of a Diligence Deficiency Notice (if any), DLTx may, in its sole discretion, negotiate with BMAC with respect to any such amended or additional terms and/or make a counterproposal to BMAC (a “Company Counterproposal”). During the fifteen days following BMAC’s receipt of a Company Counterproposal (if any) (the “Renegotiation Period”), BMAC will consider and discuss in good faith with DLTx all proposals submitted by DLTx. Neither party will be required to accept any proposal by the other party, and the BMAC Board is not required to recommend the adoption and approval of any such proposal to BMAC’s stockholders. To the extent that DLTx does not deliver a Company Counterproposal, BMAC will have 15 days following the delivery of the Diligence Deficiency Notice (a “Reconsideration Period”) in order to consider, together with its legal and financial advisors, whether to exercise its rights to terminate the Business Combination Agreement as a result of its due diligence investigation of DLTx.

Conditions to Closing

The consummation of the Business Combination is subject to the fulfillment of the conditions described below.

Mutual Conditions

Under the terms of the Business Combination Agreement, the obligations of DLTx, BMAC and Merger Sub to consummate the Business Combination, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions: (i) each applicable waiting period or Consent under the HSR Act shall have expired, been terminated or obtained (or deemed, by applicable Law, to have been obtained), as applicable; (ii) the Required Company Shareholder Transaction Approval (as defined below) shall have been obtained; (iii) the Required BMAC Stockholder Approval (as defined below) shall have been obtained; (iv) no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the Business Combination or the Ancillary Documents shall be in effect; (v) the Registration Statement / Proxy Statement shall have been declared effective under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of the Registration Statement / Proxy Statement shall be in effect, and no proceedings seeking such a stop order shall have been initiated or threatened by the SEC and remain pending; (vi) New BMAC’s initial listing application with Nasdaq in connection with the Business Combination shall have been conditionally approved and, immediately following the Closing, New BMAC shall satisfy any applicable initial and continuing listing requirements of Nasdaq, and New BMAC shall not have received any notice of non-compliance therewith that has not been cured prior to, or would not be cured at or immediately following, the Closing, and the New BMAC Common Shares (including the New BMAC Common Shares to be issued hereunder) shall have been approved for listing on Nasdaq; and (vii) after giving effect to the Business Combination, BMAC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) immediately after the Closing.

BMAC Conditions to Closing

Under the terms of the Business Combination Agreement, the obligations of BMAC and Merger Sub to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of, in addition to other customary closing conditions, (a) no Company Material Adverse Effect having occurred between the date of the Business Combination Agreement and the Closing Date, (b) the BMAC Board having received a fairness opinion satisfactory to the BMAC Board and its Special Committee, (c) the Conveyances having been completed in accordance with the Conveyance Plan, (d) delivery of a Restrictive Covenant Agreement containing customary non-competition, non-solicitation, and non-disparagement covenants by DLTx, in a form to be agreed by the parties, and (e) the Required Company Distribution Transaction Approval having been obtained, or if the Required Company Distribution Transaction Approval has not been obtained, DLTx having delivered a six-month “lock-up” agreement and the DLTx’s board of directors having resolved to recommend the Distribution, recommended the Distribution and not changed such recommendation.

“Required Company Distribution Transaction Approval” means the approval of the Distribution by the affirmative vote of the holders of the requisite number of Company Shares entitled to vote thereon, whether in person or by proxy at DLTx Distribution Special Meeting (or any adjournment or postponement thereof), in accordance with the Governing Documents of DLTx and applicable Law.

DLTx Conditions to Closing

Under the terms of the Business Combination Agreement, the obligations of DLTx to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of, among other customary closing conditions, no BMAC Material Adverse Effect having occurred between the date of the Business Combination Agreement and the Closing Date, and cash available from the Trust Account and all BMAC Financing equaling or exceeding $10,000,000 after payment of transaction expenses.

Termination

The Business Combination Agreement allows the parties to terminate the agreement upon the occurrence of certain conditions, including if the Effective Time has not occurred by July 21, 2023 (the “Termination Date”). Additionally, the Business Combination Agreement may be terminated:

(i) by mutual written consent of BMAC and DLTx;

(ii) by BMAC, if any of the representations or warranties of DLTx set forth in the Business Combination Agreement shall not be true and correct or if DLTx has failed to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) 30 days after written notice thereof is delivered to DLTx by BMAC and (ii) the Termination Date;

(iii) by DLTx, if any of the representations or warranties of BMAC set forth in the Business Combination Agreement shall not be true and correct or if any BMAC Party has failed to perform any covenant or agreement on the part of such applicable BMAC Party set forth in the Business Combination Agreement such that certain conditions to Closing could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) 30 days after written notice thereof is delivered to BMAC by DLTx and (ii) the Termination Date;

(iv) by either BMAC or DLTx, if any governmental entity shall have issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination and such order or other action shall have become final and nonappealable;

(v) by either BMAC or DLTx, if certain required approvals are not obtained from BMAC stockholders (“Required BMAC Stockholder Approval”) after the conclusion of a meeting of BMAC’s stockholders held for such purpose on which such stockholders voted for such approvals;

(vi) by either BMAC or DLTx, if certain required approvals are not obtained from DLTx shareholders (“Required Company Shareholder Transaction Approval”) after the conclusion of a meeting of DLTx’s shareholders held for such purpose on which such shareholders voted for such approvals;

(vii) by BMAC, at any time before the time the Required Company Shareholder Transaction Approval is obtained, upon a Company Change in Recommendation; provided, that the BMAC Expense Reimbursement shall be paid pursuant the terms of the Business Combination Agreement;

(viii) by BMAC, following the expiration of the Renegotiation Period or Reconsideration Period, as applicable, based on its due diligence review of the DLTx or if, at such time, the BMAC Special Committee has not received a satisfactory Fairness Opinion;

(ix) by DLTx, at any time before the time the Required BMAC Stockholder Approval is obtained, upon a BMAC Change in Recommendation; and

(x) by DLTx prior to the receipt of the Required Company Shareholder Transaction Approval, if DLTx’s board of directors authorizes DLTx to enter into a definitive agreement with respect to a unsolicited Company Superior Proposal and DLTx enters into such definitive agreement with respect to such Company Superior Proposal; provided, that the BMAC Expense Reimbursement shall be paid pursuant the terms of the Business Combination Agreement.

The “BMAC Expense Reimbursement” shall be an amount equal to the reasonable and documented out-of-pocket expenses incurred by BMAC in connection with the Business Combination Agreement and the transactions contemplated thereunder, in an amount not to exceed $7,500,000.

Sponsor Side Letter

BMAC, Jupiter Sponsor LLC, a Delaware limited liability company and BMAC’s sponsor (the “Sponsor”), DLTx, and, solely for purposes of Section 1.3(b) and Article II, Enzo Villani, (“Villani”), concurrently with the execution and delivery of the Business Combination Agreement, have entered into a sponsor letter agreement (the “Sponsor Side Letter”), pursuant to which the Sponsor has agreed, among other things, (A) to vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect thereto), all of its or his Covered Shares (as defined below) (i) in favor of each Transaction Proposal contemplated in the Business Combination Agreement, and (ii) against any action, proposal, transaction or agreement relating to any BMAC Acquisition Proposal, and (B) not to elect to make or effect a BMAC Share Redemption with respect to any such Covered Shares. Capitalized terms used but not otherwise defined herein will have the meanings given to them in the Sponsor Side Letter.

In addition, the Sponsor and DLTx have agreed, among other things, (A) to cancel certain equity interests in the Sponsor, upon Closing, for no consideration while New BMAC concurrently redeems, for no consideration, 240,000 BMAC Common Shares, 19,500 BMAC Warrants and 39,000 BMAC Rights held by the Sponsor. The Sponsor, Villani and DLTx have agreed, among other things, that certain equity interests held by Villani shall, upon the Closing, be cancelled for no consideration while New BMAC will simultaneously redeem for no consideration 150,000 New BMAC Common Shares held by the Sponsor (such redeemed New BMAC Common Shares, the “Forfeited Shares”). BMAC shall cause New BMAC to reserve such Forfeited Shares for issuance, upon the Closing, to the employees of the Group Companies and in such amounts as BMAC and DLTx agree prior to the Closing.

“Covered Shares” means all Sponsor Shares held by the Sponsor, as of the date hereof together with any BMAC Common Shares or any shares of capital stock of BMAC acquired.

The foregoing description of the Sponsor Side Letter and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is filed with this report as Exhibit 10.1, and the terms of which are incorporated herein by reference.

Shareholder Support Agreement

BMAC, DLTx and certain of the shareholders of DLTx (the “DLTx Shareholders”), concurrently with the execution and delivery of the Business Combination Agreement, have entered into the Shareholder Support Agreement (the “Shareholder Support Agreement”), pursuant to which such DLTx Shareholders have agreed, among other things, to vote (i) all of their ordinary shares of DLTx, par value NOK 1.60 (the “DLTx Ordinary Shares”), (ii) any additional DLTx Ordinary Shares (or any securities convertible into or exercisable or exchangeable for DLTx Ordinary Shares) in which such DLTx Shareholder acquires record and beneficial ownership after the date hereof and (iii) any additional DLTx Ordinary Shares with respect to which such DLTx Shareholder has the discretionary right to vote through a proxy in favor of the Business Combination Agreement and the Business Combination, including the Merger.

The foregoing description of the Shareholder Support Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is filed with this report as Exhibit 10.2, and the terms of which are incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure.

On October 14, 2022, BMAC and DLTx issued two joint press releases announcing, among other things, the execution of the Business Combination Agreement. Copies of the press releases are attached hereto as Exhibit 99.1 and 99.2 and incorporated by reference herein.

The foregoing is being furnished pursuant to Item 7.01 and shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into the filings of BMAC under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings.

Important Information and Where to Find It

On October 4, 2022, BMAC filed a definitive proxy statement (the “Extension Proxy Statement”) for a special meeting of its stockholders to be held on October 19, 2022 to consider and act upon a proposal to extend the date (the “Termination Date”) by which BMAC must complete an initial business combination to January 21, 2023 (the “Charter Extension Date”) and to allow BMAC, without the need for another stockholder vote, to elect to extend the Termination Date to consummate a business combination on a monthly basis, up to six times, by an additional one month each time, after the Charter Extension Date, by resolution of the BMAC Board, if requested by the Sponsor. The Extension Proxy Statement was mailed to BMAC stockholders of record as of September 27, 2022. Stockholders may obtain a copy of the Extension Proxy Statement at the SEC’s website (www.sec.gov).

New BMAC intends to file a registration statement on Form S-4 with the SEC, which will include a prospectus with respect to New BMAC’s securities to be issued in connection with the proposed Business Combination and proxy statement with respect to BMAC’s stockholder meeting to vote on the proposed transaction (the “Business Combination Proxy Statement”). The Business Combination Proxy Statement will be sent to all BMAC stockholders. BMAC or New BMAC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of BMAC are urged to read the Extension Proxy Statement, registration statement, Business Combination Proxy Statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and securityholders will be able to obtain free copies of the Extension Proxy Statement, registration statement, the Business Combination Proxy Statement and all other relevant documents filed or that will be filed with the SEC by BMAC through the website maintained by the SEC at www.sec.gov. The documents filed by BMAC or New BMAC with the SEC also may be obtained free of charge upon written request to Blockchain Moon Acquisition Corp., 4651 Salisbury Road, Suite 400, Jacksonville, FL 32256.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS DESCRIBED IN THIS REPORT, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

BMAC, New BMAC and DLTx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from BMAC’s stockholders in connection with the proposed transactions. BMAC’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of BMAC from the proxy statement/prospectus included in the registration statement on Form S-4 to be filed by BMAC with the SEC in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to BMAC’s stockholders in connection with the proposed Business Combination will be set forth in the proxy statement/prospectus included in the registration statement on Form S-4 for the proposed Business Combination to be filed by New BMAC with the SEC in connection with the Business Combination.

No Offer or Solicitation

This report is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This report contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this report, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of DLTx Inc., market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by BMAC and its management, and DLTx and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement with respect to the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against DLTx, BMAC, the combined company or others following the announcement of the proposed Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed Business Combination on due to the failure to obtain approval of the stockholders of BMAC or the stockholders of DLTx, or to satisfy other closing conditions of the proposed Business Combination; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed Business Combination; (5) the ability to meet Nasdaq’s listing standards following the consummation of the Business Combination; (6) the risk that the announcement and consummation of the proposed Business Combination disrupts the current plans and operations of DLTx; (7) the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that DLTx or the combined company may be adversely affected by other economic, business and/or competitive factors; (11) the inability to obtain PIPE financing; (12) the risk that the proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of BMAC’s securities; (13) the risk that the proposed transaction may not be completed by BMAC’s business combination deadline and the failure to obtain an extension of the business combination deadline if sought by BMAC; (14) the impact of the COVID-19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; (15) volatility in the markets caused by geopolitical and economic factors; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in BMAC’s Form S-1 (File No. 333-259770), its most recent Quarterly Report on Form 10-Q and registration statement on Form S-4 that New BMAC intends to file with the SEC, which will include a prospectus and proxy statement of BMAC, referred to as a proxy statement/prospectus, and other documents filed by BMAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither BMAC nor DLTx gives any assurance that either BMAC or DLTx or the combined company will achieve the expected results set forth in any forward-looking statements. Neither BMAC nor DLTx undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1†	Business Combination Agreement, dated as of October 14, 2022, by and among Blockchain Moon Acquisition Corp., Malibu Parent Inc., Hermosa Merger Sub LLC and DLTx ASA.

10.1	Sponsor Letter Agreement, dated as of October 14, 2022, by and among Jupiter Sponsor LLC, Blockchain Moon Acquisition Corp. and DLTx ASA.

10.2	Shareholder Support Agreement, dated as of October 14, 2022, by and among Blockchain Moon Acquisition Corp., DLTx ASA and certain shareholders of DLTx ASA.

99.1	BMAC Press Release, dated October 15, 2022.

99.2	DLTx Press Release, dated October 15, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

† Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 17, 2022

BLOCKCHAIN MOON ACQUISITION CORP.

By:	/s/ Enzo A. Villani
Name:	Enzo A. Villani
Title:	Chief Executive Officer